LAWRENCEVILLE PLASMA PHYSICS, INC.

September 30, 2017 and 2016

BEDARD, KUROWICKI & CO., CPA'S, PC
CERTIFIED PUBLIC ACCOUNTANTS

LAWRENCEVILLE PLASMA PHYSICS, INC.

For the Years Ended September 30, 2017 and 2016

TABLE OF CONTENTS



BKC
Certified Public Accountants, PC
www.bkc-cpa.com

Independent Accountants' Review Report

Board of Directors
Lawrenceville Plasma Physics, Inc.
Middlesex, New Jersey

We have reviewed the accompanying financial statements of Lawrenceville Plasma Physics, Inc. which comprise of the Balance Sheets as of September 30, 2017 and 2016, and the related Statements of Operations and Accumulated Deficit and Cash Flows for the years then ended, and the related Notes to the Financial Statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression on an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatements whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Bedard, Kurowicki & Co.

BEDARD, KUROWICKI & CO., CPA'S, PC

January 25, 2018
Flemington, New Jersey

114 Broad Street, Flemington, NJ 08822 ▪ (908) 782-7900 ▪ Fax (908) 782-4328
34 East Avenue, Woodstown, NJ 08098 ▪ (856) 769-0707 ▪ Fax (856) 769-4657 ▪ info@bkc-cpa.com

LAWRENCEVILLE PLASMA PHYSICS, INC.
Balance Sheets
September 30,

ASSETS

	2017	2016
Current asset		
Cash	$ 11,060	$ 70,241
Property and equipment, net of accumulated		
deprecation of $591,500 and 499,986, respectively	477,146	499,122
Total assets	$ 488,206	$ 569,363

LIABILITIES AND STOCKHOLDERS' EQUITY

	2017	2016
Current liabilities		
Accounts payable and accrued expenses	$ 43,389	$ 23,761
Stockholders' loans	61,745	-
Total current liabilities	105,134	23,761
Long-term liabilities		
Stockholders' loans	13,000	47,475
Total liabilities	118,134	71,236
Stockholders' equity		
Capital stock		
Class A voting, no par value,		
20 shares authorized, 20 shares issued and		
20 shares outstanding	1	1
Class B non-voting, no par value,		
400,000 shares authorized, 294,965 and 289,249		
shares issued and 294,965 and 289,249		
shares outstanding, respectively	6,087,358	5,551,108
Accumulated deficit	(5,717,287)	(5,052,982)
Total stockholders' equity	370,072	498,127
Total liabilities and stockholders' equity	$ 488,206	$ 569,363

See Accompanying Notes to the Financial Statements and Independent Accountants' Review Report.

LAWRENCEVILLE PLASMA PHYSICS, INC.
Statements of Operations and Accumulated Deficit
For the Years Ended September 30,

	2017	2016
Revenue	$ 6,739	$ 29,750
Operating expenses		
Advertising	32	-
Bank and credit card fees	903	2,270
Computer related expenses	6,758	9,991
Deprecation expense	91,514	88,344
Dues and subscriptions	139	611
Insurance	57,878	51,356
Interest	3,071	2,868
Office expense	6,329	7,675
Other	2,405	2,403
Payroll, payroll taxes and consultants	428,684	421,226
Professional development	8	847
Professional fees	24,574	30,541
Rent	21,744	19,184
Small tools and equipment	19,248	38,768
Telephone and utilities	4,527	3,987
Travel	2,430	2,204
Total operating expenses	670,244	682,275
Net loss before provision for income taxes	(663,505)	(652,525)
Provision for income taxes	800	375
Net loss	(664,305)	(652,900)
Accumulated deficit - beginning of years	(5,052,982)	(4,400,082)
Accumulated deficit - end of years	$ (5,717,287)	$ (5,052,982)

See Accompanying Notes to the Financial Statements and Independent Accountants' Review Report.

LAWRENCEVILLE PLASMA PHYSICS, INC.
Statements of Cash Flow
For the Years Ended September 30,

	2017	2016
Cash flows from operating activities		
Net loss	$ (664,305)	$ (652,900)
Adjustments to reconcile net loss to		
net cash used in operating activities		
Depreciation	91,514	88,344
Decrease in accounts payable and accrued expenses	(5,298)	(12,054)
Total adjustments	86,216	76,290
Net cash used in operating activities	(578,089)	(576,610)
Cash flows from investing activities		
Purchases of property and equipment	(44,612)	(85,192)
Net cash used by investing activities	(44,612)	(85,192)
Cash flows from financing activities		
Proceeds form sale of capital stock	536,250	714,500
Proceeds from stockholders loans	27,270	11,616
Net cash provided by financing activities	563,520	726,116
(Decrease) increase in cash	(59,181)	64,314
Cash - beginning of years	70,241	5,927
Cash - end of years	$ 11,060	$ 70,241

See Accompanying Notes to the Financial Statements and Independent Accountants' Review Report.

LAWRENCEVILLE PLASMA PHYSICS, INC.
Notes to the Financial Statements
September 30, 2017 and 2016

Note 1 -   Summary of significant accounting policies
Description of the company
Lawrenceville Plasma Physics, Inc. (the Company), incorporated in 2003, is a development-stage enterprise, researching and developing an economical, ecologically safe energy generation technology called Focus Fusion. This technology uses a Dense Plasma Focus device, fueled by hydrogen and boron, and converts energy directly into electricity.

The Company has already achieved major experimental milestones. Of the three factors that serve as an indicator of fusion energy yield (temperature, density and confinement time) the Company had so far achieved adequate temperature and confinement time for net energy. It plans to carry out scientific experiments to demonstrate the scientific feasibility of its approach and develop a prototype fusion generator. The Company expects that it will achieve profitable operation after that time primarily by selling licenses for the manufacture of the generators and from the royalties from those licenses.

Use of estimates
The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and to disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes
Deferred income taxes reflect the temporary differences in reporting assets and liabilities for income and financial accounting purposes. These temporary differences arise primarily from the recognition of accelerated depreciation for income tax purposes and net operating loss carryforwards.

With few exceptions, the Company is no longer subject to the U.S. Federal, state or local income tax examinations by tax authorities for years before 2013.

Property and equipment
Property and equipment are stated at cost. Repairs and maintenance costs are expensed, while additions and betterments are capitalized. Depreciation is being provided for principally by the straight-line method over estimated useful lives of the related assets.

	Estimated Useful Life
Leasehold improvements	39 years
Machinery and equipment	10 years

5

LAWRENCEVILLE PLASMA PHYSICS, INC.
Notes to the Financial Statements
September 30, 2017 and 2016

Note 1 -   Summary of significant accounting policies (continued)
            Revenue recognition
            Revenue consists of donations received.

Note 2 -   Concentration of credit risk
            The Company maintains its cash in bank deposit accounts, which may at times, exceed federally insured limits. At September 30, 2017 and 2016, the Company had no uninsured cash.

Note 3 -   Property and equipment
            Property and equipment at cost is summarized as follows:

	2017	2016
Leasehold improvements	$ 114,592	$ 114,592
Machinery and equipment	954,054	884,516
Total property and equipment	1,068,646	990,108
Less: accumulated depreciation	591,500	499,986
Property and equipment, net	$ 477,146	$ 499,122

Depreciation expense for the years ended September 30, 2017 and 2016 was $91,514 and $88,344, respectively.

Note 4 -   Patents
            The Company has been granted patents in the United States, Australia, Canada, and China, and has patent applications in India and the European Union.

Note 5 -   Stockholders' loans
            Stockholders' loans represent various loans from stockholders of the Company. Interest is accrued at rates from 0% to 5% per year. Terms for repayment vary from on demand to the long-term amount of $13,000 due December 31, 2018.

Note 6 -   Stock option plan
            Pursuant to the Company's Stock Option Plan, the Company will issue from time to time, to employees, officers, directors and consultants of the Company, options to purchase shares of the Company's common stock.

LAWRENCEVILLE PLASMA PHYSICS, INC.
Notes to the Financial Statements
September 30, 2017 and 2016

Note 6 -   Stock option plan (continued)
Options are granted with an exercise price equal to the fair value of the Company's stock at the date of the grant; the options generally vest immediately. The exercise price for the options range from $60 to $125. The options generally have ten-year contractual terms. The fair value of each option award was the market price of the stock as determined arbitrarily by the management of the Company on the date of issuance. During the years ended September 30, 2017 and 2016, respectively, 300 and 203 options expired. At September 30, 2017 and 2016, there were approximately 4,400 and 4,200 options outstanding, respectively.

There was no compensation expense recorded for any of the options because management of the Company, using qualitative inputs, has determined the fair value to be negligible.

Note 7 -   Operating leases
The Company leases space under a non-cancelable operating lease which expires January 2022. Rent is paid monthly. Rent expense for the years ended September 30, 2017 and 2016 was $21,744 and $19,184 respectively.

The future minimum operating rental payments in excess of one year for the years ending September 30, are as follows:

2018	$	21,780
2019		22,360
2020		23,000
2021		23,660
2022		7,960

Note 8 -   Income taxes
The provision for income taxes for the years ended September 30, 2017 and 2016 is as follows:

	2017	2016
Current state taxes	$ 800	$ 375

As of September 30, 2017, the Company has available a cumulative net operating loss carryforward of $5,143,000 which begins to expire in 2026 and a book to tax temporary difference of $203,300 arising from the recognition of accelerated depreciation for income tax purposes. Because of the more likely than not assessment that the deferred tax asset will not be used, an allowance equal to the amount of the deferred tax asset has been recorded.

LAWRENCEVILLE PLASMA PHYSICS, INC.
Notes to the Financial Statements
September 30, 2017 and 2016

Note 9 -   Supplemental disclosures of cash flow information
Cash paid during the years ended September 30, 2017 and 2016 for:

	2017	2016
Interest	$ 301	$ 591
Income taxes	$ 2,373	$ -

Note 10 -   Risks and uncertainties
The Company's activities are subject to significant risks and uncertainties, including failing to secure additional funding to operationalize the Company's current technology before another company develops similar technology.

Note 10 -   Subsequent events
Subsequent to year-end, the Company has raised over $500,000 of capital funding contingent upon meeting certain milestones. The Company believes these milestones will be achieved and the funding will be available.

Other than the item detailed above, the Company's management has determined that no other material events or transactions occurred subsequent to September 30, 2017 and through January 25, 2018, the date of the Company's financial statements issuance, which require additional disclosure in the Company's financial statements.